UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 44)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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This Amendment No. 44 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 43 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Somerset Letter of Intent. On April 11, 2017, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) entered into a non-binding letter of intent (the “Somerset LOI”) which contemplates Coke Consolidated exchanging certain of its exclusive distribution rights and associated assets and working capital relating to the distribution, promotion, marketing and sale of beverage products owned and licensed by The Coca-Cola Company and certain cross-licensed brands in territory located in south-central Kentucky currently served by Coke Consolidated’s distribution center located in Somerset, Kentucky for certain like kind assets of Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly-owned subsidiary of The Coca-Cola Company, as part of the exchange transactions contemplated by the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on June 14, 2016 (the “June 2016 LOI”), as described in Coke Consolidated’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2016 (the “June 2016 Form 8-K”) and filed as Exhibit 99.2 thereto (the exchange transactions contemplated by the Somerset LOI and the June 2016 LOI, collectively the “Exchange Transactions”).

In connection with the Exchange Transactions and as described in the June 2016 LOI, to the extent that the agreed value of the distribution rights and other assets acquired by Coke Consolidated at the closing of the Exchange Transactions is not equal to the agreed value of the distribution rights and other assets acquired by CCR at such closing, the party receiving distribution rights and other assets with the greater value will be obligated to make a cash payment to the other party equal to the difference.

The Exchange Transactions will be subject to the terms of a definitive asset exchange agreement, as described in the June 2016 Form 8-K (the “Definitive Agreement”). Consummation of the Exchange Transactions will be subject to certain customary conditions to closing, including those described in the June 2016 LOI. The Somerset LOI also sets forth a number of other conditions that Coke Consolidated and The Coca-Cola Company currently intend to be satisfied prior to such closing and/or to be addressed in the Definitive Agreement.

The foregoing description of the Somerset LOI is only a summary and is qualified in its entirety by reference to the full text of such agreement and all exhibits thereto, which is filed as Exhibit 99.2 to this Amendment No. 44 to the Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

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Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on March 13, 2017.

Item 7.	Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Letter of Intent, dated April 11, 2017, by and between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company.	Exhibit 99.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on April 12, 2017
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
Date: April 12, 2017	Title:	Senior Vice President and General Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: April 12, 2017	Title:	Vice President and Treasurer

COCA-COLA OASIS LLC

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: April 12, 2017	Title:	Vice President, Chief Executive Officer and Treasurer

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: April 12, 2017	Title:	Vice President and Treasurer

Exhibit Index

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Letter of Intent, dated April 11, 2017, by and between the Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company.	Exhibit 99.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on April 12, 2017